(202) 828-3568 sjutkowitz@seyfarth.com Writer’s direct fax (202) 641-9268	975 F Street, N.W. Washington, DC 20004 (202) 463-2400 fax (202) 828-5393 www.seyfarth.com

October 27, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Pamela A. Long
Assistant Director
Division of Corporation Finance

Re:	India Globalization Capital, Inc.
Pre-effective Amendment 5 to Registration Statement on Form S-1
Filed October 1, 2010
File No. 333-163867

Dear Ms. Long:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to India Globalization Capital, Inc. (the “Company") dated October 19, 2010 with respect to the above-referenced filing.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Staff Comment 1.  Please disclose that the placement agents are underwriters.

1.           Accompanying this letter we have filed Pre-Amendment No. 6 to the above-referenced filing (“Amendment No. 6”).  In Amendment No. 6 we have added disclosure to the cover page indicating that the placement agents may be deemed underwriters.  A more extensive version of such disclosure, which was included in Pre-Effective Amendment No. 5, may be found in the “Plan of Distribution” section on page 20 of Amendment No. 6.

Staff Comment 2.   We reissue prior comments 2 and 5.

2.           With respect to prior comment 2, we have revised disclosure on the cover page and throughout Amendment No. 6 and the revised opinion filed as Exhibit 5.1 thereto to disclose the number of shares and number of warrants.  With respect to prior comment 5, on the cover page and on page 20 under “Plan of Distribution” we have deleted the reference to the placement agents “not selling” the securities being offered in the registration statement.

October 27, 2010

Staff Comment 3.  Please clarify throughout the prospectus and cover page that you are registering the sale of common stock underlying the warrants being registered. We note the heading on the cover page.

3.           In Amendment No. 6 we have revised disclosure on the cover page and throughout the prospectus as appropriate to clarify that the Company is registering the sale of common stock underlying the warrants being registered.

Staff Comment 4.  Please add a risk factor addressing the risks resulting from the fact that the warrants being registered are not expected to trade on any market.

4.           The Company has decided to apply to list the warrants offered in the Registration Statement on the NYSE Amex.  We have accordingly revised the disclosure on the cover page and the Plan of Distribution section on page 21 of Amendment No. 6 and elsewhere throughout Amendment No. 6 as appropriate.  On page 17 of Amendment No. 6 we have added a risk factor discussing the risks should the warrants not be listed on the NYSE Amex.

Staff Comment 5.  Please file an updated legal opinion.

5.           We have filed an updated legal opinion as Exhibit 5.1 to Amendment No. 6 which, among other things addresses comments 7 and 8 of the Commission’s comment letter dated May 24, 2010 with respect to Pre-Effective Amendments Nos. 3 and 4 and comment 2 above.

The Company appreciates the Staff’s comments with respect to the above-referenced filing and would like to provide any assistance necessary for the Staff to expedite the review process.  Comments or questions regarding this letter may be directed to the undersigned at (202) 828-3568 or by fax to (202) 641-9268 or to Mark Katzoff of our office at (617) 946-4887 or by fax to (617) 790-5356.

Very truly yours,

SEYFARTH SHAW LLP

/s/Stanley S. Jutkowitz
Stanley S. Jutkowitz
MAK:mto

cc:        Ram Makunda
    Mark A. Katzoff, Esq.